Exhibit 99.2

GOLD RESERVE INC.
September 30, 2018
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 20, 2018 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the September 30, 2018 interim consolidated financial statements and related notes. All dollar amounts herein are expressed in U.S. Dollars.

RESTATEMENT OF JUNE 30, 2018 CONSOLIDATED FINANCIAL STATEMENTS

In connection with the preparation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018, an error was identified in the income tax calculation for the three month period ended June 30, 2018, which impacted the Company’s previously filed unaudited interim financial statements for the three and six month periods ended June 30, 2018. Income tax expense was overstated by $6,566,898 due to the incorrect allocation of income to a taxing jurisdiction with differing tax rates and in which the Company had different tax loss carryforwards. The Company has restated its June 30, 2018 unaudited interim consolidated financial statements to correct this error. This error did not affect the September 30, 2018 unaudited interim consolidated financial statements.

Internal Control over Financial Reporting (ICFR) and Disclosure Controls and Procedures (DC&P)

In conjunction with the matter described above, the Company’s management has determined it has a material weakness in the Company’s ICFR and DC&P, and as such, its internal control over financial reporting as of September 30, 2018 was not effective. Management did not recognize that income should have been allocated to a different taxing jurisdiction which resulted in a material error in the calculation of tax expense for the period ended June 30, 2018. The control deficiency was concluded to be operational in nature.  Management is in the process of remediating this control deficiency by the implementation of additional review and oversight procedures with respect to the preparation and review of the tax amounts included in the financial statements

EXPLORATION PROSPECTS

Siembra Minera

In August 2016, we executed an agreement with the Bolivarian Republic of Venezuela ("Venezuela") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State (having a term of 20 years with two 10 year extensions) which is comprised of approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the Brisas and Cristinas areas. The entity is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve and, in the event the settlement payments are not made by Venezuela, the parties will retain their respective interest in Siembra Minera. The Company has directly incurred all the costs to date on the Siembra Minera Project.

Pursuant to the agreement, Siembra Minera similar to other mixed companies operating in the area of the "Orinoco Mining Arc" (as defined in Presidential Decree No. 2.248) is expected to be issued tax and fiscal incentives that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties and also provides for the cost of electricity, diesel and gasoline the same as that incurred by the government or related entities. The agreement also obligates Siembra Minera to pay a special advantage to the Venezuelan government of 3% of gross sales, a net smelter return royalty (“NSR”) on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production and 6% for the next ten years and income tax upon the commencement of commercial production at a rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter.

Siembra Minera is further authorized by the agreement to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with future capital financings and sale of gold, copper and silver in offshore US dollar accounts, with dividends and profit distributions, if any, paid directly to the shareholders of Siembra Minera. In addition, funds required for Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project are expected to be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities.

The parties agreed to participate in the future price of gold, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to Gold Reserve. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% and 45.0% and 60.5% and 39.5%, respectively. In addition, Gold Reserve, under a Technical Services Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Siembra Minera is expected to undertake initiatives, subject to Sanctions, to secure financing(s) to fund the anticipated capital cost of a small cyanidation plant (“Small Plant”) estimated at $300 million as well as the large flotation plant, which is expected to cost in excess of $2 billion.

Preliminary Economic Assessment (“PEA”)

On March 16, 2018, the results of a technical report for the PEA of the Siembra Minera Gold Copper Project, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), was announced. The technical report in connection with the PEA (the "Siembra Minera Technical Report") prepared by Roscoe Postle Associates, Inc. ("RPA"), Samuel Engineering Inc. ("Samuel Engineering"), Tierra Group International, Ltd ("Tierra Group"), and AATA International, Inc. ("AATA") is available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com. The summary section of the March 16, 2018 PEA of the Siembra Minera Project Report prepared in compliance with NI 43-101 is included in the Company's 2017 annual information form.

Siembra Minera Project Completed Activities

The Company continues a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures and undertaking efforts to rehabilitate and/or upgrade various schools, sports courts, parks and health care facilities, located in the Project vicinity as well as generating engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure.

In addition, the Company published a PEA, as discussed above, completed preliminary design and cost estimates and related tailings dam facilities for the Small Plant, initiated activities associated with the preparation of a Venezuela Environment Impact Statement ("VEIS") and International Environmental and Social Impact Assessment ("IESIA"), collected a surface saprolite material sample for transport to the United States for metallurgical testing and obtained the permit to effect the environment for the Siembra Minera Project (“Permit to Effect”) from the Venezuelan Ministry of the Environment for which Siembra Minera is awaiting the issuance of the Initiation Act authorizing it to proceed with work on the Project.

The Company has incurred costs associated with the work so far completed on the Siembra Minera Project, which through September 30, 2018 amounted to a total of approximately $14.4 million. These expenditures primarily include costs associated with the completion of the PEA and its third–party contributors, noted above, and costs associated with a number of social works programs in the vicinity of the Project described above, which have been recorded in the Consolidated Statements of Operations.

Siembra Minera Project Development

With the previous issuance of the permit to effect the environment we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate an International Environmental & Social Impact Assessment (IESIA) for the support of the various operating and environmental permits that will be required for the project. The next phase of the Project’s development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant. The timing and extent of future development on the Project is subject to appropriate funding and subject to Sanctions. In addition, a number of social programs in the area (as described above) are expected to continue.

BRISAS ARBITRAL AWARD AND MINING DATA SALE SETTLEMENT AGREEMENT

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal unanimously awarded us approximately $740.3 million (the "Award").

In July 2016, we signed an agreement, whereby Venezuela agreed to pay us the amount of the Award (including interest) and purchase our Mining Data (the "Settlement Agreement"). Under the terms of the Settlement Agreement, as amended, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.  The Mining Data, pursuant to the Settlement Agreement, will be turned over to Venezuela upon receipt of the full amount of the Award.

Pursuant to the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Per the terms of the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

Cash payments made by Venezuela associated with the Settlement Agreement (excluding the recent transfer of Venezuelan bonds) are generally deposited into a trust account (the “Trust Account”) with Bandes Bank (the "Trustee"), a Venezuelan state-owned development bank. Under the trust agreement, the Company can transfer the funds to its bank account outside of Venezuela. For financial statement purposes, deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents and deposits made to the Trust Account and marketable debt securities transferred to the Company, subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as receivables from sale of Mining Data or the Award.

As of the date of this report, Venezuela had deposited approximately $187.5 million to the Trust Account. Of this amount, approximately $165.2 million had been transferred to the Company's bank account outside of Venezuela with a balance, at the date of this report, of approximately $22.3 million remaining in the Trust Account. In addition, in August 2018 the Company received Venezuelan government bonds, which are exempt from U.S. Sanctions pursuant to Department of Treasury General License No. 3 issued by the Office of Foreign Asset Control ("OFAC"), with a market value, at the time of the agreement, of approximately $88.5 million representing payment of the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement. The amount associated with the bonds was originally recorded as a receivable in the June 30, 2018 financial statements. On a cumulative basis, Venezuela has paid the Company approximately $276 million, including the amounts remaining in the Trust. The monthly payments pursuant to the Settlement Agreement from March through November 2018 totaling approximately $265.5 million remain unpaid.

Due to U.S. and Canadian Sanctions against Venezuela (as noted below) and the uncertainty of transferring the funds still on deposit in the Trust account outside of Venezuela, the Board of Directors has only considered those amounts (including the bonds) actually received by the Company in its North American bank account as funds available for purposes of calculating the CVR and Bonus Plan distributions, however, the full amount due based on total payments received has been accrued as a payable in the Consolidated Balance Sheets.

In August 2017, the U.S. government imposed financial sanctions (as defined herein "Sanctions") targeting Venezuela by issuing an Executive Order ("EO") that prohibits U.S. persons from dealing in financing of greater than 30 days for Venezuela, including any entity owned or controlled by Venezuela (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days).  In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General License No. 3 issued by the Department of the Treasury’s Office of Foreign Asset Control ("OFAC")) or equity issued by Venezuela after the U.S. financial Sanctions were imposed on August 25, 2017.

These U.S. financial Sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more.  Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by Venezuela.  On September 22, 2017 and again on May 30, 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials.

On May 21, 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to Venezuela, including accounts receivable, (ii) any debt owed to Venezuela that is pledged as collateral after May 21, 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by Venezuela of any equity interest in any entity in which Venezuela has a 50 percent or greater ownership interest.

Finally, on November 1, 2018, the U.S. government issued an EO authorizing Sanctions against any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving Venezuela or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria.  OFAC issued guidance that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

The US and Canadian Sanctions listed above do not currently prohibit our ability to receive monthly transfers of funds from Venezuela.  However, in addition to affecting the political, economic and financial condition of Venezuela, Sanctions have complicated the monthly transfer of funds from Venezuela to our North American bank account. Further, although the issuance of the November 1, 2018 EO does not directly affect our operations in or involving Venezuela, it could complicate our activities involving non-SDN Venezuelan officials or other persons related to the Venezuelan gold sector if they were to be targeted under the Sanctions in the future.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the  "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes it is entitled to the value of 5.466% of that interest. For a variety of reasons, the Board of Directors does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We continue discussions with the CVR holder on this subject and it is not possible at this time to know the outcome of this matter. As of September 30, 2018, the total estimated amount due pursuant to the terms of the CVRs (including those amounts remaining in the Trust Account and the receivable associated with the Venezuelan bonds) from the sale of the Mining Data and the Award was approximately $5.6 million. The amount distributed during the nine months ended September 30, 2018 based on the amounts transferred to our North American bank account was approximately $1.9 million.

The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan. As of September 30, 2018, the total estimated amount due pursuant to the terms of the Bonus Plan (including those amounts remaining in the Trust Account and the receivable associated with the Venezuelan bonds) from the sale of the Mining Data and the Award is approximately $2.2 million. The amount distributed during the nine months ended September 30, 2018 based on the amounts transferred to our North American bank account was approximately $0.7 million.

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders.  In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of September 30, 2018 there were no Retention Units outstanding.

Following receipt of funds transferred pursuant to the Settlement Agreement to our North American bank account and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Financial Overview

Our overall financial position continues to be influenced by the Settlement Agreement and the proceeds received thereunder, the settlement in the third quarter of 2017 of all of our outstanding notes and the ongoing payment of amounts due pursuant to the CVRs, Retention and Bonus Plans. Recent operating results are impacted by expenses associated with the initial activities related to Siembra Minera, costs associated with the Settlement Agreement and costs associated with maintaining our legal and regulatory obligations in good standing.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the amount of and timing of the collections of the amounts due pursuant to the Settlement Agreement, timing and amount of distribution made to shareholder, if any, and future financial market and industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At September 30, 2018, we had cash and cash equivalents of approximately $112.1 million (including cash of $37.1 million held in trust) (See Note 4 to the consolidated financial statements), which represents a decrease from December 31, 2017 of approximately $25.6 million. The net decrease was primarily due to income taxes paid and cash used in operations as more fully described in the “Operating Activities” section below.

	2018	Change	2017
Cash and cash equivalents	$112,073,825	$(25,598,893)	$137,672,718

Subsequent to the balance sheet date the Trustee transferred additional funds out of the Trust Account increasing the total amount transferred to our North American bank account to approximately $165.2 million. As of the date of this report, the balance of approximately $22.3 million remains in the Trust Account.

As of September 30, 2018, we had financial resources including cash and cash equivalents of $112.1 million, marketable debt securities of $85.1 million (See Note 5 to the consolidated financial statements), marketable equity securities of approximately $0.2 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 6 to the consolidated financial statements), and short-term financial obligations including income tax, contingent value rights, accounts payable and accrued expenses of approximately $15.9 million.

We have no revenue producing operations at this time and our working capital position is dependent upon receipt of payments under the Settlement Agreement and our cash burn rate and we may be required to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2018 and 2017 was approximately $25.5 million and $40.7 million, respectively. Cash flow used in operating activities consists of net income (the components of which are more fully discussed below) adjusted for gains on investing activities and non-cash expense items primarily related to stock option compensation and certain non-cash changes in working capital. Cash flow used in operating activities during the nine months ended September 30, 2018 decreased from the prior comparable period primarily due to decreases in cash paid for arbitration and settlement and decreases in expenses associated with receipt of payments under the Settlement Agreement.

Investing Activities

Cash flow from investing activities during the nine months ended September 30, 2018 decreased from the prior comparable period as the Company did not record any additional receipts of cash from the sale of its Mining Data. As of September 30, 2018, the Company held approximately $11.7 million of Brisas Project related equipment intended for future sale or use (See Note 6 to the consolidated financial statements).

Financing Activities

During the nine months ended September 30, 2017, certain directors, officers, employees and consultants exercised approximately 2.0 million outstanding options for net proceeds to the Company of approximately $5.9 million. The Company did not have cash flows from financing activities during the nine months ended September 30, 2018.

In the third quarter of 2017, the Company settled all of its 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding.  Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount.

Contractual Obligations

Our material contractual obligation payments as of September 30, 2018 consist of amounts due pursuant to the CVR’s and the bonus plan of $5.6 million and $2.2 million, respectively.

Results of Operations

Summary Results of Operations

Consolidated net income for the three and nine months ended September 30, 2018 was approximately $3.7 million and $67.8 million, respectively compared to $34.3 million and $81.8 million in the comparable periods in 2017.  Income tax expense for the nine months ended September 30, 2018 decreased from the prior comparable period as a result of the deduction of capitalized costs incurred in the development of the Mining Data and a change in the valuation allowance due to the utilization of Canadian tax loss carryforwards. The tax benefit of the capitalized costs had not been recognized prior to the third quarter of 2018 when Venezuela completed all of the payments due under the agreement for sale of the Mining Data.

		Three Months			Nine Months
	2018	2017	Change	2018	2017	Change
Income (loss)	$(3,023,589)	$82,289,038	$(85,312,627)	$85,129,082	$170,818,452	$(85,689,370)
Total Expenses	(5,580,601)	(17,153,436)	11,572,835	(17,150,798)	(42,298,658)	25,147,860
Net income (loss) before tax	(8,604,190)	65,135,602	(73,739,792)	67,978,284	128,519,794	(60,541,510)
Income tax benefit (expense)	12,325,049	(30,860,159)	43,185,208	(198,216)	(46,707,763)	46,509,547
Net income for the period	$3,720,859	$34,275,443	$(30,554,584)	$67,780,068	$81,812,031	$(14,031,963)

Income

		Three Months			Nine Months
	2018	2017	Change	2018	2017	Change
Gain on sale of mining data	$ –	$88,500,000	$(88,500,000)	$52,500,000	$187,500,000	$(135,000,000)
Arbitration income	–	–	–	36,000,000	–	36,000,000
Interest income	84,998	11,751	73,247	173,830	41,549	132,281
Loss on marketable debt securities	(3,347,410)	–	(3,347,410)	(3,347,410)	–	(3,347,410)
Loss on marketable equity securities	(5,442)	–	(5,442)	(17,046)	–	(17,046)
Loss on settlement of debt	–	(6,144,815)	6,144,815	–	(16,637,379)	16,637,379
Foreign currency gain (loss)	244,265	(77,898)	322,163	(180,292)	(85,718)	(94,574)
	$(3,023,589)	$82,289,038	$(85,312,627)	$85,129,082	$170,818,452	$(85,689,370)

As the Company has no commercial production at this time, income is often variable from period to period due to the timing and magnitude of the payments from Venezuela. The decrease in income was primarily due to decreased gain on the sale of the Mining Data and increases in loss on marketable debt securities partially offset by the arbitration award and a decrease in loss on settlement of debt.

Expenses

Overall, total expense for the three and nine months ended September 30, 2018 decreased by approximately $11.6 million and $25.1 million, respectively, from the comparable periods in 2017. Corporate general and administrative expense for the nine months ended September 30, 2018 decreased from the comparable period in 2017 primarily due to decreases in expense related to non-cash charges associated with the issuance of stock options and compensation expense. Retention Units became due and payable in full in 2017 as a result of the collection of proceeds pursuant to the Settlement Agreement. Changes in costs associated with Contingent Value Rights from the comparable periods in 2017 are a result of the timing of the receipt of payments pursuant to the Settlement Agreement. Expenses associated with the Siembra Minera Project increased during the three months ended September 30, 2018 as the Company continued its activities related to the development of the project. Legal and accounting expenses for the nine months ended September 30, 2018 increased as a result of professional fees related to legal guidance associated with Sanctions as well as advice regarding income tax planning. The decrease in arbitration and settlement costs is related to the contingent legal fees that became due and payable in the second quarter of 2017 upon receiving payment under the Settlement Agreement and a decrease in arbitration and settlement related activities. The increase in equipment holding costs was due to the relocation of certain equipment in 2018. The decrease in interest expense was due to the redemption and conversion of convertible notes in the third quarter of 2017.

		Three Months			Nine Months
	2018	2017	Change	2018	2017	Change
Corporate general and administrative	$1,116,490	$ 9,499,604	$(8,383,114)	$5,631,766	$ 15,615,197	$(9,983,431)
Retention units costs	–	–	–	–	7,694,200	(7,694,200)
Contingent value rights	(16,304)	2,981,996	(2,998,300)	4,442,820	3,901,159	541,661
Siembra Minera Project costs	3,952,881	3,503,668	449,213	5,195,944	5,403,946	(208,002)
Exploration costs	–	1,500	(1,500)	–	58,418	(58,418)
Legal and accounting	192,992	349,005	(156,013)	941,248	667,992	273,256
Arbitration and settlement	28,690	55,104	(26,414)	153,998	2,392,772	(2,238,774)
Equipment holding costs	305,852	158,601	147,251	785,022	470,711	314,311
Interest expense	–	603,958	(603,958)	–	6,094,263	(6,094,263)
Total expenses	$5,580,601	$ 17,153,436	$(11,572,835)	$17,150,798	$ 42,298,658	$(25,147,860)

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	9/30/18	6/30/18	3/31/18	12/31/17	9/30/17	6/30/17	3/31/17	12/31/16
Income (loss)	$(3,023,589)	$88,121,074	$31,597	$(120,524)	$82,289,038	$88,522,726	$6,688	$(554,106)
Net income (loss)
before tax (2)	(8,604,190)	79,049,035	(2,466,561)	(3,935,744)	65,135,602	72,138,879	(8,754,687)	(6,400,329)
Per share	(0.09)	0.80	(0.02)	(0.04)	0.68	0.80	(0.10)	(0.08)
Fully diluted	(0.09)	0.79	(0.02)	(0.04)	0.68	0.70	(0.10)	(0.08)
Net income (loss) (2)	3,720,859	67,125,060	(3,065,851)	7,698,845	34,275,443	56,291,275	(8,754,687)	(6,400,329)
Per share	0.04	0.67	(0.03)	0.08	0.36	0.63	(0.10)	(0.08)
Fully diluted	0.04	0.67	(0.03)	0.08	0.36	0.55	(0.10)	(0.08)

(1)     The information shown above is derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)     Net income (loss) from continuing and total operations attributable to owners of the parent.

In the third quarter of 2018, income decreased as the Company did not record additional receipts from the award and the Company recorded a loss on marketable debt securities. In the second quarter of 2018, income increased as a result of gain on sale of Mining Data and the collection of the arbitration award. In the first quarter of 2018, income increased as a result of a decrease in foreign currency loss. In the fourth quarter of 2017, income decreased as the Company did not have any receipts from the sale of its Mining Data. In the third quarter of 2017, the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt. In the second quarter of 2017, the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss.  In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain.

In the third quarter of 2018, the Company recorded net income primarily as a result of the recognition of certain tax benefits related to the costs incurred in the development of the Mining Data. In the second quarter of 2018, net income increased as a result of gain on sale of Mining Data and the collection of the arbitration award. In the first quarter of 2018, the Company recorded net losses primarily because the Company did not have any receipts from the sale of its Mining Data or from the arbitration award. In the fourth quarter of 2017, the Company recorded net income primarily as a result of an adjustment to income tax expense. In the second and third quarters of 2017, the Company recorded net income as a result of the deposit of funds by Venezuela into the Trust Account associated with the sale of its Mining Data partially offset by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.